SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                            THE PATHWAYS GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                     70321D
                                 (CUSIP Number)

                                 Howard A. Jaffe
                        Upgrade International Corporation
                          1411 Fourth Avenue, Suite 629
                                Seattle, WA 98101
                                 (206) 903-3116
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 8, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
----------------                                              ------------------
CUSIP No. 70321D                                              Page 2 of 16 Pages
----------------                                              ------------------

================================================================================
1    NAME  OF  REPORTING  PERSON  -  S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF
     ABOVE PERSON
             Upgrade  International  Corporation,  EIN  58-2441311

--------------------------------------------------------------------------------
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP      (a)  [ ]
                                                                    (b)  [ ]
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3    SEC  USE  ONLY
--------------------------------------------------------------------------------
4    SOURCE  OF  FUNDS*
               WC
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(E)                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Washington
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE  VOTING  POWER
              8,295,231
--------------------------------------------------------------------------------
8    SHARED  VOTING  POWER

--------------------------------------------------------------------------------
9    SOLE  DISPOSITIVE  POWER

--------------------------------------------------------------------------------
10   SHARED  DISPOSITIVE  POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,295,231
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12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
     CERTAIN  SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
              44.34%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*
              CO
================================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC  1746  (9-88)_

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D


Item 1.   Security  and  Issuer

          (a)  Class of Securities:      Common  Stock,  par  value,
                                         $0.01 per share ("Common  Stock")

          (b)  Issuer:                   The Pathways Group, Inc. (the "Issuer")
                                         14201  N.E. 200th Street
                                         Woodinville, WA 98072

Item 2.   Identity  and  Background

          (a)  Name:            Upgrade International  Corporation  ("Upgrade"),
                                a Washington  corporation

               See Exhibit A for Officers, Directors and Control Persons of Upgrade.

          (b)  Address:  1411  Fourth  Avenue,  Suite  629, Seattle, WA 98101

          (c)  Business or occupation:  Data  Storage  "smart"  cards

          (d) Neither Upgrade, nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          (e) During the last five years, neither Upgrade, nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item  3.  Source  of  Funds  or  Other  Consideration

On September 8, 2000, Upgrade and the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), pursuant to which Upgrade would acquire all of the outstanding stock of Issuer. In connection with the Merger Agreement, Upgrade provided interim debt financing to the Issuer pending closure of the merger ("Interim Financing"). Pursuant to the Merger Agreement and collateral documents thereto, including The Pathways Group, Inc. Series A Senior Secured Note dated July 28, 2000 (the "Note"), The Pathways Group, Inc. Warrants to Purchase Common Stock dated September 8, 2000 (the "Warrants"), and the Financing Agreement and First and Second Amendments thereto (collectively, the "Financing Agreement") (the Note, Warrants and Financing Agreement are collectively referred to herein as "Interim Financing Documents" and are attached as Exhibits hereto), in consideration for the financing, Upgrade was to be issued warrants to purchase up to an aggregate of 5,000,000 Issuer's shares for $0.65 at a rate of one share of Issuer stock for each one dollar advanced subject to certain adjustments. At February 28, 2001, Upgrade had exercisable warrants to purchase 3,854,975 shares at $.65 per share.

The parties also entered into a Conversion Agreement dated September 8, 2000 ("Conversion Agreement"), which provides that, upon termination of the Merger Agreement, all financing extended by Upgrade and interest and costs accrued under the Note could be converted into shares of Issuer's stock at a conversion rate of $0.75 per share. On February 15, 2001, Upgrade terminated the Merger Agreement. As of February 28, 2001, Upgrade had the right to convert amounts due under the Note to 4,440,256 shares of Issuer's common stock.

Item 4.   Purpose  of  Transaction

Upgrade's right to acquire Issuer's Stock was granted pursuant to the Merger Agreement and Interim Financing Documents, pursuant to which Upgrade proposed to acquire 100% of the Issuer's stock in an all-share transaction. However, on February 15, 2001, Upgrade terminated the Merger Agreement, and has no present intent to acquire any further interest in the Issuer other than additional conversion rights that accrue due to the accrual of interest under the Interim Financing Documents.

Item 5.   Interest  in  Securities  of  the  Issuer

As of the close of business on February 28, 2001, Upgrade, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth below (based upon the Issuer's Form 10-Q dated November 14, 2000, which reported the number of shares of Common Stock outstanding to be 18,710,062 as of November 13,
2000).

================================================================================
Name                                  Shares of Common Stock          Percentage
--------------------------------------------------------------------------------

Upgrade International Corporation           8,295,321(1)                44.34%
--------------------------------------------------------------------------------

================================================================================

------------
(1) Represents warrants to purchase 3,854,975 shares of Pathways' stock at $.65 per share, exercisable within 60 days and the right to convert outstanding debt in the amount of $3,330,192.71 at $.75 per share.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to  Securities  of  the  Issuer.

     a. Agreement and Plan of Reorganization dated September 8, 2000 by and between Upgrade and Issuer, pursuant to which Upgrade would have acquired 100% of the Issuer's stock in an all-share transaction. The Agreement and Plan of Reorganization was terminated by Upgrade on February 15, 2001.

     b. Warrant to Purchase Common Stock dated September 8, 2000 by and between Upgrade and Issuer, pursuant to which Upgrade may acquire 1,670,192 shares of Issuer's common stock at an exercise price equal to $0.65, or in lieu of cash exercise may convert the warrant by the following formula: (a) the product of (i) the number of warrant shares to be purchased, and (ii) the excess, if any, of (A) the market price per share as of the date of conversion over (B) $0.65, divided by (b) the market price per share as of the date of conversion.

     c. Financing Agreement dated June 30, 2000 as amended by the First Amendment to Financing Agreement dated July 13, 2000, and the Second Amendment to Financing Agreement dated September 8, 2000, pursuant to which Upgrade was granted warrants to purchase up to 5 million shares of Issuer's stock at $.65, such warrants to be issued at a rate of one share of Issuer stock for each one dollar advanced subject to certain adjustments.

     d. The Pathways Group, Inc. Series A Senior Secured Note dated July 28, 2000 for $5 million with interest at a rate of 10% on amounts advanced and becoming due and payable in full on or before June 30, 2001.

     e. Conversion Agreement dated September 8, 2000 by and between Upgrade and Issuer, pursuant to which Upgrade may convert any amounts due under the Note, and interest and costs accrued thereon, into shares of Issuer's stock at a conversion rate of $0.75 per share.

Item 7.     Material  to  be  filed  as  Exhibits

Exhibit
Number     Name
------     ----

99.1*         Agreement  and  Plan  of  Reorganization
99.2          Warrant
99.3**        Financing  Agreement
99.4**        First Amendment to Financing Agreement
99.5          Second Amendment to Financing Agreement
99.6          Note
99.7          Conversion  Agreement

*Incorporated by reference from Upgrade's Form 10-KSB filed with the Securities and Exchange Commission on January 16, 2001.

**Incorporated by reference from Pathways' Form 10-Q filed with the Securities and Exchange Commission on August 21, 2000.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   March 9, 2001

UPGRADE  INTERNATIONAL  CORPORATION



            /s/
---------------------------------------------------------------
Howard Jaffe, Executive Vice President, Chief Operating Officer

                                    EXHIBIT A


OFFICERS, DIRECTORS AND CONTROL PERSONS OF UPGRADE INTERNATIONAL CORPORATION


Daniel S. Bland, Chief Executive Officer, President, Secretary, Director, and >5% Beneficial Owner %
Malcolm  P.  Burke,  Director
Ronald  P.  Erickson,  Director
Brian  J.  Kerr,  Director
Howard A. Jaffe, Executive Vice President, Chief Operating Officer, Chief Financial Officer and Director